Filing by Columbia Funds Variable Insurance Trust I

pursuant to Rule 425 under the Securities Act of 1933,

and deemed filed under Rule 14a-12(b) under the

Securities Exchange Act of 1934

Subject Company:

Seligman Portfolios, Inc.

(SEC File No. 811-05221)

[Columbia Management logo]

Prospectus Supplement – August 18, 2010

to the Prospectuses, as supplemented, of each of the following funds:

Fund (Prospectus Date)	Prospectus Form #
Disciplined Asset Allocation Portfolios – Aggressive (4/30/10)	S-6521-99 D
Disciplined Asset Allocation Portfolios – Conservative (4/30/10)	S-6521-99 D
Disciplined Asset Allocation Portfolios – Moderate (4/30/10)	S-6521-99 D
Disciplined Asset Allocation Portfolios – Moderately Aggressive (4/30/10)	S-6521-99 D
Disciplined Asset Allocation Portfolios – Moderately Conservative (4/30/10)	S-6521-99 D
RiverSource Variable Portfolio – Strategic Income Fund (4/14/10)	S-6546-99 A
Seligman Capital Portfolio (4/30/10)	SL-9914-99 A
Seligman Communications and Information Portfolio (4/30/10)	SL-9915-99 A
Seligman Large-Cap Value Portfolio (4/30/10)	SL-9913-99 A
Seligman Smaller-Cap Value Portfolio (4/30/10)	SL-9917-99 A

(each, an “Acquired Fund”)

In August 2010, the Board of Directors/Trustees of each Acquired Fund approved a proposal to merge the Acquired Fund with and into the corresponding acquiring fund listed in the table below (each, an “Acquiring Fund”). More information about each Acquiring Fund and the definitive terms of each of the proposed mergers will be included in proxy materials.

Each of the mergers identified in the table below is subject to certain conditions, including final approval by the Board of the Acquired Fund and the Acquiring Fund of the definitive terms of each proposed merger and approval by shareholders of the Acquired Fund. It is currently anticipated that proxy materials regarding the mergers will be distributed to shareholders of the Acquired Funds, and to the owners of the variable annuity contracts or variable life insurance policies, as applicable, that are shareholders of the Acquired Funds, later this year or in early 2011, and that meetings of shareholders to consider the mergers will be held in the first half of 2011.

Acquired Fund	Acquiring Fund
Disciplined Asset Allocation Portfolios – Aggressive	Variable Portfolio – Aggressive Portfolio
Disciplined Asset Allocation Portfolios – Conservative	Variable Portfolio – Conservative Portfolio
Disciplined Asset Allocation Portfolios – Moderate	Variable Portfolio – Moderate Portfolio
Disciplined Asset Allocation Portfolios – Moderately Aggressive	Variable Portfolio – Moderately Aggressive Portfolio
Disciplined Asset Allocation Portfolios – Moderately Conservative	Variable Portfolio – Moderately Conservative Portfolio
RiverSource Variable Portfolio – Strategic Income Fund	Columbia Strategic Income Fund, Variable Series
Seligman Capital Portfolio	Columbia Mid Cap Growth Fund, Variable Series
Seligman Communications and Information Portfolio	Seligman Global Technology Portfolio
Seligman Large-Cap Value Portfolio	Seligman Variable Portfolio – Larger-Cap Value Fund
Seligman Smaller-Cap Value Portfolio	Seligman Variable Portfolio – Smaller-Cap Value Fund

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. For information regarding an Acquiring Fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger once a registration statement relating to the proposed merger has been filed with the Securities and Exchange Commission (“SEC”) and becomes effective, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor may be obtained, when available, by visiting www.columbiamanagement.com. The prospectus/proxy statement (when available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/proxy statement will also be available for free on the SEC’s website (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or to approve a merger.

Shareholders should retain this Supplement for future reference.

S-6466-146 A (8/10)

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